SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31333; 812-14139]

Eaton Vance Management, et al.; Notice of Application

November 6, 2014

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: Eaton Vance Management ("Eaton Vance"), Eaton Vance ETMF Trust ("ETMF Trust") and Eaton Vance ETMF Trust II ("ETMF Trust II").

Summary of Application: Applicants request an order that permits: (a) actively managed series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at the next-determined net asset value ("NAV") plus or minus a market-determined premium or discount ("premium/discount") that may vary during the trading day ("NAV-based Trading"); (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days from the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares; and (f) certain series to create and redeem Shares in kind in a master-feeder structure.

<u>Filing Dates</u>: The application was filed on March 27, 2013 and amended on September 12, 2013, January 23, 2014, September 15, 2014, and September 25, 2014.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 1, 2014, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>:   Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Frederick S. Marius, Esq., Eaton Vance Management, Two International Place, Boston, MA 02110.

<u>For Further Information Contact</u>: Jean E. Minarick, Senior Counsel, Daniele Marchesani, Branch Chief or Dalia Osman Blass, Assistant Chief Counsel, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.   ETMF Trust and ETMF Trust II (each, a "Trust" and, together the "Trusts") will be registered as open-end management investment companies under the Act and are business trusts organized under the laws of Massachusetts. ETMF Trust and ETMF Trust II will initially offer ten and eightseries, respectively (the "Initial ETMFs"). Each ETMF (as defined below) will invest in securities and other assets selected to pursue the ETMF's investment objective ("Portfolio Positions").[1]

2.   Eaton Vance, a Massachusetts business trust, will serve as investment adviser to the Initial ETMFs. An Adviser (as defined below) will serve as investment adviser to each ETMF. Eaton Vance is, and any other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Adviser may retain one or more subadvisers (each a "Subadviser") to manage the portfolios of the ETMFs (as defined below). Any Subadviser will be registered, or not subject to registration, under the Advisers Act.

APPLICANTS' PROPOSAL:

3.   Applicants seek an exemptive order that would permit them to offer exchange-traded managed funds, a new kind of registered investment company that is a hybrid between traditional mutual funds and exchange-traded funds ("exchange-traded managed funds" or ETMFs, as defined below).[2] Like exchange-traded funds ("ETFs"), ETMFs would: list and

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[1]   If an ETMF (or, in the case of an ETMF Feeder (as defined below), its Master Fund (as defined below)) invests in derivatives, then (a) the board of trustees ("Board") of the ETMF will periodically review and approve the ETMF's (or, in the case of an ETMF Feeder, its Master Fund's) use of derivatives and how the ETMF's Adviser assesses and manages risk with respect to the ETMF's (or, in the case of an ETMF Feeder, its Master Fund's investment adviser's) use of derivatives and (b) the ETMF's disclosure of its (or in the case of an ETMF Feeder, its Master Fund's) use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

[2]   In accordance with the conditions to the requested relief, neither the Trusts nor any ETMF would be marketed or otherwise held out as an "open-end investment company," a "mutual fund" or "exchange-traded fund". Instead, each ETMF would be marketed as an "exchange-traded managed fund" or "ETMF".

trade on a national securities exchange, as defined in section 2(a)(26) of the Act ("Exchange");

directly issue and redeem Shares only in Creation Units; impose fees on Creation Units issued

and redeemed to Authorized Participants (as defined below) to offset the related costs to the

ETMFs; and primarily utilize in-kind transfers of Portfolio Positions in issuing and redeeming

Creation Units. Like mutual funds, ETMFs would be bought and sold at prices linked to NAV

and would seek to maintain the confidentiality of their current Portfolio Positions. Applicants

have structured the product in this manner to provide certain cost and tax efficiencies of ETFs to

investors, while maintaining the confidentiality of current Portfolio Positions.[3]

    4.   Applicants request that the order apply to the Initial ETMFs and any future series of

the Trusts as well as any other open-end management investment companies or series thereof

that: (a) are advised by Eaton Vance or an entity controlling, controlled by, or under common

control with Eaton Vance (Eaton Vance and each such other entity, and any successor thereto,

included in the term "Adviser");[4] and (b) comply with the terms and conditions of the requested

order ("Future ETMFs").[5] An ETMF would offer its Shares in Creation Units only; individual

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[3]   Through in-kind redemptions (as described below), ETMFs would seek to achieve tax efficiencies for its shareholders by avoiding the tax consequences of selling portfolio positions to meet redemption requests in cash. ETMFs could also limit the costs associated with managing inflows and outflows (*e.g.*, trading costs and "cash drag"). By trading on an Exchange, ETMFs would greatly reduce their expenses for transfer agency services. (ETMF shareholders would still be able to receive comparable services through their brokers and would pay only for those services that they elect to receive.) Finally, applicants represent that ETMFs will not charge sales loads or pay any asset-based distribution or service fees.

[4]   For the purposes of the requested order, a "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[5]   Eaton Vance has obtained patents with respect to certain aspects of ETMF's NAV-based Trading. Applicants anticipate that Eaton Vance or an affiliate thereof will license the patents to other registered investment advisers (each a "Licensed Adviser") advising a trust that intends to launch new series that will operate as exchange-traded managed funds (the Licensed Adviser and such trust together, the "Future Applicants"). Future Applicants will apply for a separate exemptive order that incorporates by reference all the terms and conditions of this requested order and any amendments thereto. Therefore, any future amendments to the requested order would become part of any separate exemptive orders granted to Future Applicants. Any separate order granted to Future Applicants also would contain a condition that the Future Applicants must ensure that they comply with any terms and conditions of the requested order and any amendments thereto.

Shares would trade on an Exchange using NAV-based Trading. The Initial ETMFs and the

Future ETMFs together are the "ETMFs."[6]

A. Exchange Trading and NAV-Based Trading

5.   Shares would be listed and traded on an Exchange ("Listing Exchange").[7] Shares

would trade throughout the day at NAV[8] plus or minus a premium/discount that may vary during

the trading day.[9] This premium/discount (solely by way of example, +$0.20/Share, -

$0.30/Share) would be quoted by Market Makers in Shares.[10] Although Share prices would be

quoted throughout the trading day relative to NAV (solely by way of example,

NAV+$0.20/share, NAV-$0.30/share), there would not be a fixed relationship between Share

trading prices and their NAVs. For each trade, the premium/discount (which may be zero)

would be locked in at trade execution and the final transaction price (*i.e.*, NAV plus or minus the

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[6]   All entities that currently intend to rely on the order are named as applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the requested order.

[7]   Applicants currently expect that The NASDAQ Stock Market LLC ("Nasdaq") will be the Listing Exchange for the Initial ETMFs. One or more member firms of the Listing Exchange will act as market maker ("Market Maker") and maintain a market for Shares trading on the Listing Exchange.

[8]   An ETMF's NAV will be determined at the end of each Business Day. A "Business Day" is any day the ETMF is open, including any day when it satisfies redemption requests as required by section 22(e) of the Act. ETMFs may compute their NAV more than once each Business Day or once daily at times other than 4:00 p.m. ET, consistent with rule 22c-1 under the Act.

[9]   Unlike other exchange-traded securities, there would not be an absolute dollar amount per Share until the end of the day. Accordingly, prior to the initial operations of ETMFs, the Exchanges and brokers would install systems for the entry of orders to buy and sell shares using NAV-based Trading. Applicants have been working with intermediaries and Nasdaq to ensure they are implementing appropriate operational arrangements to accommodate the unique pricing mechanism of ETMFs (*e.g.*, the convention for reporting the intraday pricing of Shares on the consolidated tape). Applicants have also represented that they would establish and support a robust education program to ensure that investors and the marketplace understand, among other things, how to buy and sell Shares. Applicants would also provide related information in the ETMFs' registration statements, website and advertising and marketing materials.

[10]   The amount of the premium/discount would depend on market factors, including the balance of supply and demand for Shares among investors, the Transaction Fees (as defined below) and other costs associated with creating and redeeming Creation Units, competition among Market Makers, Share inventory positions, inventory strategies of Market Makers, and the volume of Share trading. Premiums/discounts on market transactions in Shares are not sales charges, and therefore would not be subject to the limitation applicable to sales charges under NASD Conduct Rule 2830 or any other set limitation. Any reference to NASD Conduct Rule 2830 includes any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority.

premium/discount) would be determined at the end of the Business Day when the ETMF's NAV is calculated.[11]

6.   Accordingly, unlike ETFs, NAV-based Trading would not offer investors the opportunity to transact intraday at prices based on current (versus end-of-day) determinations of the Shares' value. Instead, like intraday orders to buy or sell shares of mutual funds, an ETMF investor would not know the NAV at the time the order is placed, but the levels of premium/discount would be fully transparent allowing investors to see the execution costs of buying or selling Shares.[12] Market Makers and other dealers, in turn, would compete for transactions in Shares at a profitable premium/discount level.

B. Issuance and Redemption of Creation Units

7.   Shares would not be individually redeemable and owners of Shares may acquire those Shares from an ETMF, or tender such shares for redemption to the ETMF, in Creation Units only.[13] Like ETFs, all orders to purchase Creation Units must be placed with a distributor ("Distributor") that is a broker-dealer registered under the Securities Exchange Act of 1934 ("Exchange Act") by or through a party (an "Authorized Participant") that has entered into a

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[11]   Transactions involving the purchases and sales of Shares on the Exchange would also be subject to customary brokerage commissions and charges.

[12]   Trading prices of Shares would be available intraday through market data services and on the ETMFs' website. Quotations, however, would be expressed relative to NAV (solely by way of example, NAV+$0.20/Share, NAV-$0.20/Share) rather than as absolute dollar prices like ETF prices. Historical information regarding levels of premiums/discounts also would be available on the ETMFs' website.

[13]   In any advertising material that describes the purchase or sale of Creation Units or refers to redeemability there would be an appropriate statement to the effect that Shares are not individually redeemable. The Adviser also would maintain a public website disclosing current ETMF information and containing links to the current prospectus and other ETMF documents. The website also would include the disclosure required by condition 3 under ETMF Relief.

participant agreement with the Distributor with respect to the creation and redemption of Creation Units.[14]

8.   Like ETFs, and to keep trading costs low and permit each ETMF to be as fully invested as possible, Shares would be purchased and redeemed in Creation Units and primarily on an in-kind basis. Authorized Participants would be required to purchase Creation Units by making an in-kind deposit of specified instruments (these instruments are referred to, in the case of either a purchase or redemption, as the "Basket Instruments," and, together as the "Basket"), specified by the ETMF at the beginning of each Business Day and Authorized Participants redeeming their Shares would receive an in-kind transfer of Basket Instruments.[15] The Basket would not necessarily include all Portfolio Positions of the applicable ETMF in order to protect the confidentiality of current Portfolio Positions.

9.   Each ETMF would process purchases and redemptions of Creation Units in a manner that would protect the ETMF from any investor who might seek advantageous treatment vis-à-vis other investors. Therefore, each Business Day, the Basket would be constructed in accordance with policies and procedures that: (a) have been approved by the relevant ETMF's Board based on a determination that such policies and procedures are in the best interests of the ETMF; and (b) are administered in accordance with rule 38a-1 under the Act by the chief compliance officer designated by the ETMF under that rule. Moreover, the names and quantities

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[14]   An Authorized Participant would be either: (a) a Broker (as defined below) or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Commission; or (b) a participant in The Depository Trust Company ("DTC") (such participant, "DTC Participant").

[15]   ETMFs must comply with the federal securities laws in accepting Basket Instruments and satisfying redemptions with Basket Instruments, including that the Basket Instruments would be sold in transactions that would be exempt from registration under the Securities Act of 1933 ("Securities Act"). In accepting Basket Instruments and satisfying redemptions with Basket Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, ETMFs would comply with the conditions of Rule 144A.

of the instruments that constitute the Basket Instruments on a given Business Day would be identical for all purchasers and redeemers of an ETMF's Creation Units that day, except in certain limited circumstances.[16]

10.   To preserve the confidentiality of an ETMF's trading activities, the Basket would normally not be a pro rata slice of the Portfolio Positions. Instruments being acquired by the ETMF would generally be excluded from the Basket until their purchase is completed and Basket Instruments being sold may not be removed from the Basket until the sale program is substantially completed. Further, when deemed by the Adviser to be in the best interests of an ETMF and its shareholders, other Portfolio Positions would be excluded from the Basket. Whenever Portfolio Positions are excluded from the Basket, the Basket may include proportionately more cash than is in the portfolio. Furthermore, if there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Basket exchanged for the Creation Unit, the party conveying a Basket with the lower value would also pay to the other an amount in cash equal to that difference (the "Balancing Amount").

11.   Each Business Day, before the open of trading on the Listing Exchange, the Adviser would cause to be published through the NSCC the names and quantities of the Basket Instruments, as well as the estimated Balancing Amount (if any), for that day. The published

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[16]   An ETMF's Basket could vary if the required policies and procedures of the ETMF allowed such differences by permitting an Authorized Participant to deposit cash in lieu of some or all of the Basket Instruments solely because: (a) such Basket Instruments, in the case of a purchase of a Creation Unit, are not available in sufficient quantity; (b) such Basket Instruments are not eligible for trading by the Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (c) a holder of Shares of an ETMF investing in foreign instruments would be subject to unfavorable income tax treatment if the holder received redemption proceeds in kind. A "custom order" is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (a) or (b). An ETMF may also determine, upon receiving a purchase or redemption order from an Authorized Participant, to require the purchase or redemption, as applicable, to be made entirely in cash.

Basket would apply until a new Basket is announced on the following Business Day, and there would be no intraday changes to the Basket except to correct errors in the published Basket.[17]

12. Any purchasers or redeemers of Creation Units are expected to incur a transaction fee ("Transaction Fee") to cover the estimated cost to the ETMF of processing the transaction, including the costs of clearance and settlement charged to it by NSCC or DTC, and the estimated trading costs incurred in converting the Basket to the desired Portfolio Positions. The Transaction Fee would be borne only by purchasers and redeemers of Creation Units and would be limited to amounts that have been authorized by the Board and determined appropriate by the Adviser to defray the transaction expenses that would be incurred by an ETMF when an investor purchases or redeems Creation Units.[18] With respect to ETMFs operating in a master-feeder structure (as discussed below), the Transaction Fee may be paid to the Master Fund as a Master Fund Transaction Fee.[19]

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[17] ETMFs would arrange for an independent third party to disseminate every 15 minutes an amount representing, on a per Share basis, the intraday indicative value ("IIV") of the ETMFs' Shares throughout the regular trading session of the Listing Exchange each Business Day. An investor may use the IIV to estimate the number of Shares to buy or sell based on the dollar amount the investor wants to transact in. Applicants note that unlike for ETFs, IIVs for ETMFs would not provide pricing signals for market intermediaries or other buyers or sellers of Shares seeking to estimate the difference between the current value of the ETMF's portfolio and the price at which Shares are currently trading. With ETMF's NAV-based Trading, market intermediaries and other buyers or sellers of Shares assume no intraday market risk in their Share inventory positions and therefore would not need to estimate any such difference.

[18] Where an ETMF permits an in-kind purchaser to deposit cash in lieu of depositing one or more Basket Instruments, the purchaser may be assessed a higher Transaction Fee to offset the cost to the ETMF of buying those particular Basket Instruments. In all cases, the Transaction Fee and the Master Fund Transaction Fee (as defined below) will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[19] Applicants believe that, to treat investors fairly and consistently, a Master Fund with two or more Feeder Funds should transact with each Feeder Fund on a basis that protects the Master Fund (and, indirectly, other Feeder Funds) against the costs of accommodating the Feeder Fund's inflows and outflows. In the proposed structure, the Master Fund would accomplish this by imposing a fee ("Master Fund Transaction Fee") on Feeder Fund inflows and outflows, sized to cover the estimated cost to the Master Fund of, in connection with a sale of its interests, converting the cash and/or other instruments it receives to the desired Portfolio Positions and, in connection with a redemption of its interests, converting Portfolio Positions to cash and/or other instruments to be distributed. The Master Fund Transaction Fee would be applied to all Feeder Funds in the same manner so as to avoid discrimination by the Master Fund among Feeder Funds.

C. The Role of Market Intermediaries and Portfolio Transparency

13.   Applicants assert that in light of NAV-based Trading, daily portfolio transparency is not necessary for ETMFs. Applicants recognize that contemporaneous portfolio holdings disclosure has been viewed as necessary for effective arbitrage and efficient secondary market trading of ETFs.[20] In particular, applicants note that in ETF trading, tight bid-ask spreads and narrow premiums/discounts cannot be assured unless Market Makers have sufficient knowledge of portfolio holdings to enable them to effectively arbitrage differences between an ETF's market price and its underlying portfolio value and to hedge the intraday market risk they assume as they take inventory positions in connection with their market-making activities. According to applicants, in NAV-based Trading, by contrast, Market Makers do not engage in arbitrage and assume no intraday market risk in their Share inventory positions because all trading prices are linked to NAV.[21] Applicants state that no intraday market risk means no need for Market Makers to engage in intraday hedging activity, and therefore no associated requirement for current portfolio holdings disclosure to maintain a tight relationship between Share trading prices and NAV.[22] Accordingly, applicants maintain that because Share transaction prices would be

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[20]   *See* Exchange-Traded Funds, Investment Company Act Release No. 28193 (Mar. 11, 2008) at text following note 29; ICI, 2014 INVESTMENT COMPANY FACT BOOK (2014) ("ICI Fact Book"), at 59, available at www.ici.org/pdf/2014_factbook.pdf.

[21]   Applicants state that Market Makers would realize a profit to the extent the premium/discount exceeded their cost in entering into these transactions. Applicants assert that these costs would include, indirectly if the Market Maker is not an Authorized Participant, the Transaction Fees paid to an ETMF and the cost of purchasing or selling the Basket Instruments exchanged with the ETMF. According to applicants, these costs would not include a cost of hedging an intraday position in Shares. Applicants assert that the cost of intermediation would be lower with respect to ETMFs than for ETFs and profits would be relatively more predictable, which should foster intermediary participation in the market for Shares and therefore the competition necessary to limit the levels of the premium/discount.

[22]   Applicants believe that Market Makers will generally seek to minimize their exposure to price risk in Shares by holding little or no overnight inventory. ETMFs also will have smaller creation unit sizes than ETFs. Applicants also believe that these smaller creation unit sizes will support secondary market trading efficiency by facilitating tighter market maker inventory management because it facilitates closing out positions at the end of each trading day. To the extent that Market Makers hold small positions in Shares overnight, applicants expect them to

based on end-of-day NAV, ETMFs can be expected to trade at consistently narrow premiums/discounts to NAV and tight bid-ask spreads even in the absence of full portfolio holdings disclosure.

14.   Applicants claim that ETMFs, not being required to provide daily portfolio transparency, have the potential for providing investors with access to a broad range of active strategies in a structure that provides the cost and tax efficiencies and shareholder protections of an ETF.

REQUESTED EXEMPTIVE RELIEF:

15.   Applicants request an order under section 6(c) of the Act for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

16.   Applicants' request for relief is novel only under section 22(d) and rule 22c-1 under the Act with respect to NAV-based Trading. In all other respects, applicants are seeking the same relief that the Commission has previously granted to permit the operation of ETFs. As discussed above, the requested relief would be available to any existing or future investment company that is an ETMF operating in compliance with the terms and conditions of the order and that is advised by an Adviser. In support of future ETMF relief, applicants assert that Future ETMFs raise no legal or policy questions different from those presented by the Initial ETMFs and that the arguments for exemptive relief are equally valid regardless of the type of assets or

aggregate such holdings with any other risk positions that they are holding and transact at or near the market close to buy or sell offsetting positions in appropriate, broad-based hedging instruments, such as S&P 500 and other index futures and ETFs.

investment strategy utilized by a specific ETMF. The Commission preliminarily agrees with these assertions.

17.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provisions of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general purposes of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

A. Novel Relief under Section 22(d) and Rule 22c-1

18.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security that is currently being offered to the public by or through a principal underwriter other than at a current public offering price described in the fund's prospectus. Rule 22c-1 under the Act requires open-end funds, their principal underwriters, and dealers in fund shares (and certain others) to sell and redeem fund shares at a price based on the current NAV next computed after receipt of an order to buy or redeem. Together, these provisions are designed to prevent dilution caused by riskless trading schemes, require that shareholders are

treated equitably when buying and selling fund shares, and assure an orderly distribution system of investment company shares.

19.   Applicants request relief from these provisions to permit NAV-based Trading of Shares. Because of ETMFs' NAV-based Trading, the need for exemptive relief from section 22(d) and rule 22c-1 for ETMFs arises due to the portion of the trading price that is the negotiated amount (*i.e.*, premium/discount).

20.   Applicants assert that the concerns underlying section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are addressed by the NAV-based Trading of Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (c) assure an orderly distribution system of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

21.   Applicants believe that none of these purposes would be thwarted by permitting NAV-based Trading of Shares. Applicants state that NAV-based Trading in Shares would not cause dilution of the shareholders' beneficial interests in ETMFs because secondary market trading in Shares would not involve the ETMF's portfolio. Applicants assert that NAV-Based Trading responds to concerns of unjust price discrimination among purchasers and preserving an orderly distribution of Shares. Shares would trade on an Exchange, a regulated venue, at market-determined premiums/discounts. The current and historical premiums/discounts also would be transparent to investors and intermediaries. Applicants assert that transparent pricing on an

Exchange should foster competition among market intermediaries, which would create downward pressure on intermediaries' profits embedded in the premium/discount and therefore on the total amount of any such premium/discount. Accordingly, applicants contend that the mechanics of the distribution of Shares and competitive market forces on an Exchange would work to limit the premium/discount and allow contemporaneous investors to buy or sell Shares at approximately the same intraday price.

22. The relief from section 22(d) and rule 22c-1 requested by applicants is significantly different from the relief previously granted by the Commission to actively managed ETFs. ETFs require relief from these provisions because certain investors may purchase and sell individual ETF shares on the secondary market at current market prices; *i.e.*, at prices other than those described in the ETF's prospectus or based on the ETF's NAV. Among other things, the market prices are affected by changes in the value of the underlying portfolio positions of the ETF.

23. Historically, in making the findings necessary to grant exemptive relief from section 22(d) and rule 22c-1, the Commission has relied on representations by ETF sponsors that an arbitrage mechanism functions to keep the market price of the ETF's shares at or close to the NAV per share of the ETF. The close tie between the market price and the NAV per share of the ETF is the foundation for why the prices at which retail investors buy and sell shares are similar to the prices at which Authorized Participants are able to buy and redeem shares directly from the ETF at NAV.

24. ETMF trading prices, as discussed above, would be directly tied to NAV. Unlike ETFs, ETMFs' need for relief arises because their trading price deviate from NAV only with respect to the execution costs of buying and selling ETMF Shares (i.e., the premium/discount). In contrast, ETFs need relief because of differences related to the value of the underlying

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portfolio positions. Therefore, because ETMF Shares' trading prices are directly tied to NAV, an arbitrage mechanism that would keep market price close to or at NAV is not necessary.

25.   Accordingly, the Commission preliminarily agrees that any amount of premium or discount will be limited in the manner explained by applicants and that the concerns underlying section 22(d) and rule 22c-1 thereunder are addressed by the NAV-based Trading of Shares proposed by the applicants. Any differences from the ETMF proposed model, however, would not necessarily address those concerns.

B. Other Relief[23]

Sections 5(a)(1) and 2(a)(32) of the Act

26.   Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer's current net assets, or the cash equivalent. Because Shares would not be individually redeemable, applicants request an order that would permit the Trusts to register as open-end investment companies and each ETMF to redeem Shares in Creation Units only.[24] Applicants state that investors may purchase Shares in Creation Units from each ETMF and redeem Creation Units from each ETMF. Applicants further state all investors would have the ability to buy and sell Shares throughout the day using

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[23]   This other relief is the same relief that the Commission has previously granted to permit the operation of ETFs, as stated above.

[24]   The Master Funds will not require relief from sections 2(a)(32) and 5(a)(1) because the Master Funds will operate as traditional mutual funds and issue individually redeemable interests.

NAV-based Trading at trading prices that are directly linked to NAV and that can be expected to reflect narrow premium/discounts to NAV.

<u>Section 22(e) of the Act</u>

27.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants observe that settlement of redemptions of Creation Units of ETMFs holding Portfolio Positions traded on global markets ("Global ETMFs") is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those ETMFs invest. Applicants represent that, under certain circumstances, the delivery cycles for transferring foreign-traded Basket Instruments to redeeming investors, coupled with local market holiday schedules, would require a delivery process of up to 14 calendar days. Applicants therefore request relief from section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the foreign-traded Basket Instruments of each Global ETMF customarily clear and settle, but in all cases no later than 14 calendar days following the tender of a Creation Unit.[25]

28.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the actual payment of redemption proceeds. Applicants state that allowing redemption payments in kind for Creation Units of a Global ETMF to be

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[25]   Applicants acknowledge that no relief obtained from the requirements of section 22(e) would affect any obligations that applicants may otherwise have under rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date. Mutual Fund Feeders (as defined below) may need to separately seek relief from section 22(e) if they intend to permit or require their shareholders to redeem in kind. Mutual Fund Feeders are not seeking, and would not rely on, the section 22(e) relief requested herein.

made within a maximum of 14 calendar days would not be inconsistent with the spirit and intent of section 22(e). Applicants state each ETMF's statement of additional information ("SAI") would disclose those local holidays (over the period of at least one year following the date of the SAI), if any, that are expected to prevent the delivery of redemption proceeds in kind in seven calendar days and the maximum number of days (not to exceed 14 calendar days) needed to deliver the proceeds in kind for each affected ETMF. Applicants are not seeking relief from section 22(e) with respect to Global ETMFs that do not effect redemptions in kind.

Section 12(d)(1) of the Act

29. Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, or any other broker or dealer from selling its shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

30. Applicants are seeking relief so that an ETMF may be an acquired fund in a fund of funds structure. In particular, applicants request that pursuant to section 12(d)(1)(J) of the Act the order permit Acquiring Funds (as defined below) to acquire Shares of an ETMF beyond the limitations in section 12(d)(1)(A) and permit an ETMF, any principal underwriter for the

ETMFs,[26] and any Brokers (as defined below) to sell Shares to Acquiring Funds beyond the limitations in section 12(d)(1)(B) ("Section 12(d)(1) Relief"). Applicants request that the Section 12(d)(1) Relief apply to each management investment company or unit investment trust registered under the Act that is not part of the same "group of investment companies" as an ETMF within the meaning of section 12(d)(1)(G)(ii) of the Act and that enters into an Acquiring Fund Agreement (as defined below) with an ETMF (such management investment companies, "Acquiring Management Companies," such unit investment trusts, "Acquiring Trusts," and Acquiring Management Companies and Acquiring Trusts together, "Acquiring Funds").[27] Acquiring Funds do not include the ETMFs.[28] Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.

31.   Applicants submit that their proposed conditions address any concerns regarding the potential for undue influence. To limit the control that an Acquiring Fund may have over an ETMF, applicants propose a condition prohibiting the adviser of an Investing Management Company ("Acquiring Fund Adviser"), sponsor of an Acquiring Trust ("Sponsor"), any person controlling, controlled by, or under common control with the Acquiring Fund Adviser or Sponsor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Acquiring Fund Adviser,

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[26]   Applicants further request that the order apply to any future distributor and principal underwriter of the ETMFs (included in the term "Distributor"), which would be a registered broker-dealer under the Exchange Act (any registered broker-dealers, "Brokers") and would comply with the terms and conditions of the requested order. The Distributor of any ETMF may be an affiliated person of the Adviser.

[27]   Under condition 11, the Section 12(d)(1) Relief would generally not apply to any ETMF that is, either directly or through a master-feeder structure, acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits in section 12(d)(1)(A) of the Act.

[28]   An Acquiring Fund may rely on the order only to invest in ETMFs and not in any other registered investment companies.

the Sponsor, or any person controlling, controlled by, or under common control with the

Acquiring Fund Adviser or Sponsor ("Acquiring Fund's Advisory Group") from controlling

(individually or in the aggregate) an ETMF within the meaning of section 2(a)(9) of the Act.

The same prohibition would apply to any sub-adviser to an Acquiring Management Company

("Acquiring Fund Sub-Adviser"), any person controlling, controlled by or under common control

with the Acquiring Fund Sub-Adviser, and any investment company or issuer that would be an

investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment

company or issuer) advised or sponsored by the Acquiring Fund Sub-Adviser or any person

controlling, controlled by or under common control with the Acquiring Fund Sub-Adviser

("Acquiring Fund's Sub-Advisory Group").

32.   To limit undue influence, applicants propose a condition to ensure that no Acquiring

Fund or Acquiring Fund Affiliate[29] (except to the extent it is acting in its capacity as an

investment adviser to an ETMF) will cause an ETMF (or, in the case of an ETMF Feeder, its

Master Fund) to purchase a security in an offering of securities during the existence of an

underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate

("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any

underwriting or selling syndicate that is an officer, director, member of an advisory board,

Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee of the Acquiring

Fund, or a person of which any such officer, director, member of an advisory board, Acquiring

Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, or employee is an affiliated person (except

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[29]   An "Acquiring Fund Affiliate" is any Acquiring Fund Adviser, Acquiring Fund Sub-Adviser, Sponsor, promoter and principal underwriter of an Acquiring Fund, and any person controlling, controlled by or under common control with any of these entities. "ETMF Affiliate" is an investment adviser, promoter, or principal underwriter of an ETMF (or, in the case of an ETMF Feeder, its Master Fund) and any person controlling, controlled by or under common control with any of these entities.

any person whose relationship to the ETMF is covered by section 10(f) of the Act is not an

Underwriting Affiliate).

33.   Applicants propose several conditions to address the potential for layering of fees.

Applicants note that the board of directors or trustees of any Acquiring Management Company,

including a majority of the directors or trustees who are not "interested persons" within the

meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), would be required

to find that the advisory fees charged under the Acquiring Management Company's advisory

contract are based on services provided that would be in addition to, rather than duplicative of,

services provided under the advisory contract of any ETMF (or, in the case of an ETMF Feeder,

its Master Fund) in which the Acquiring Management Company may invest. Applicants also

state that any sales charges and/or service fees charged with respect to shares of an Acquiring

Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule

2830.

34.   Applicants submit that the proposed arrangement would not create an overly

complex fund structure. Applicants note that an ETMF (and, in the case of an ETMF Feeder, the

Master Fund) would be prohibited from acquiring securities of any investment company or

company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

section 12(d)(1)(A) of the Act, except to the extent that the ETMF acquires such securities in

compliance with section 12(d)(1)(E) of the Act or this order or the ETMF (or, in the case of an

ETMF Feeder, the Master Fund): (a) receives securities of another investment company as a

dividend or as a result of a plan of reorganization of a company (other than a plan devised for the

purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired)

securities of another investment company pursuant to exemptive relief from the Commission permitting the ETMF (or in the case of a ETMF Feeder, the Master Fund) to (i) acquire securities

of one or more investment companies for short-term cash management purposes or (ii) engage in

interfund borrowing and lending transactions.

35.   To ensure that an Acquiring Fund is aware of the terms and conditions of the

requested order, the Acquiring Fund must enter into an agreement with the respective ETMFs

("Acquiring Fund Agreement"). The Acquiring Fund Agreement will include an

acknowledgement from the Acquiring Fund that it may rely on the order only to invest in an

ETMF and not in any other investment company.

36.   Applicants further request relief to permit an ETMF to be a feeder (an "ETMF

Feeder") in a master-feeder structure alongside one or more other registered open-end investment

companies advised by the same Adviser (each such other open-end investment company, a

"Mutual Fund Feeder," and together with any ETMF Feeder, the "Feeder Funds"). The

requested relief would permit the ETMF Feeder to acquire shares of another registered

investment company in the same group of investment companies having substantially the same

investment objectives as the ETMF Feeder (a "Master Fund") beyond the limitations in section

12(d)(1)(A) of the Act and permit the Master Fund, and any principal underwriter for the Master

Fund, to sell shares of the Master Fund to the ETMF Feeder beyond the limitations in section

12(d)(1)(B) of the Act ("Master-Feeder Relief").[30] There would be no ability by shareholders to

exchange Shares of ETMF Feeders for shares of another Feeder Fund of the Master Fund or vice

versa.

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[30]   Applicants may structure certain ETMFs as ETMF Feeders to generate economies of scale for shareholders
of all Feeder Funds of the Master Fund that could not be otherwise realized. Operating in a master-feeder structure
could also impose costs on an ETMF Feeder and reduce its tax efficiency. In determining whether an ETMF would
operate in a master-feeder structure, the Board would weigh the potential advantages and disadvantages of such a
structure for the ETMF. In a master-feeder structure, the Master Fund – rather than the ETMF Feeder – would
invest the portfolio in compliance with the order.

37.   Applicants are seeking the Master-Feeder Relief to permit ETMF Feeders to create

and redeem in kind Shares with their Master Funds. Applicants assert that this structure is

substantially identical to traditional master-feeder structures permitted pursuant to the exception

provided in section 12(d)(1)(E) of the Act. Section 12(d)(1)(E) provides that the percentage

limitations of sections 12(d)(1)(A) and (B) will not apply to a security issued by an investment

company (in this case, the shares of the applicable Master Fund) if, among other things, that

security is the only investment security held in the investing fund's portfolio (in this case, the

ETMF Feeder's portfolio). Applicants believe the proposed master-feeder structure complies

with section 12(d)(1)(E) because each ETMF Feeder would hold only investment securities

issued by its corresponding Master Fund; however, the ETMF Feeders may receive securities

other than securities of its corresponding Master Fund if an ETMF Feeder accepts an in-kind

creation. To the extent that an ETMF Feeder may be deemed to be holding both shares of the

Master Fund and other securities, applicants request relief from sections 12(d)(1)(A) and (B).

The ETMF Feeders would operate in compliance with all other provisions of section 12(d)(1)(E).

Sections 17(a)(1) and (2) of the Act

38.   Section 17(a) of the Act generally prohibits an affiliated person of a registered

investment company, or an affiliated person of such a person ("second-tier affiliate"), from

selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act

defines "affiliated person" to include any person directly or indirectly owning, controlling, or

holding with power to vote, 5% or more of the outstanding voting securities of the other person

and any person directly or indirectly controlling, controlled by, or under common control with,

the other person. Section 2(a)(9) of the Act defines "control" as the power to exercise a

controlling influence over the management or policies of a company and provides that a control relationship will be presumed where one person owns more than 25% of another person's voting

securities. Each ETMF may be deemed to be controlled by an Adviser and hence affiliated

persons of each other. In addition, the ETMFs may be deemed to be under common control with

any other registered investment company (or series thereof) advised by an Adviser (an

"Affiliated Fund").

39.   Applicants request an exemption under sections 6(c) and 17(b) of the Act from

sections 17(a)(1) and 17(a)(2) of the Act to permit in-kind purchases and redemptions of

Creation Units by persons that are affiliated persons or second-tier affiliates of the ETMFs solely

by virtue of one or more of the following: (a) holding 5% or more, or in excess of 25% of the

outstanding Shares of one or more ETMFs; (b) having an affiliation with a person with an

ownership interest described in (a); or (c) holding 5% or more, or more than 25% of the Shares

of one or more Affiliated Funds.[31] Applicants also request an exemption in order to permit an

ETMF to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions

that would accompany such sales and redemptions with, an Acquiring Fund of which the ETMF

is an affiliated person or a second-tier affiliate.[32]

40.   Applicants assert that no useful purpose would be served by prohibiting such

affiliated persons from making in-kind purchases or in-kind redemptions of Shares of an ETMF

in Creation Units. Absent the limited circumstances discussed in the application, the Basket

Instruments available for an ETMF would be the same for all purchasers and redeemers,

respectively. The deposit procedures for in-kind purchases of Creation Units and the redemption

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[31]   Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETMF could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Acquiring Fund because the Adviser to the ETMF is also an investment adviser to an Acquiring Fund.

[32]   To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and an ETMF, relief from section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between an Acquiring Fund and an ETMF.

procedures for in-kind redemptions would be the same for all purchases and redemptions. All

Basket Instruments would be valued in the same manner as they are valued for purposes of

calculating the ETMF's NAV, and such valuation would be made in the same manner regardless

of the identity of the purchaser or redeemer. Applicants do not believe that in-kind purchases

and redemptions would result in abusive self-dealing or overreaching of the ETMF.

41. Applicants also submit that the sale of Shares to and redemption of Shares from an

Acquiring Fund meets the standards for relief under sections 17(b) and 6(c) of the Act.

Applicants note that any consideration paid for the purchase or redemption of Shares directly

from an ETMF would be based on the NAV of the ETMF in accordance with policies and

procedures set forth in the ETMF's registration statement.[33] The Acquiring Fund Agreement

will require any Acquiring Fund that purchases Creation Units directly from an ETMF to

represent that the purchase of Creation Units from an ETMF by an Acquiring Fund will be

accomplished in compliance with the investment restrictions of the Acquiring Fund and will be

consistent with the investment policies set forth in the Acquiring Fund's registration statement.

Applicants also state that the proposed transactions are consistent with the general purposes of

the Act and appropriate in the public interest.

42. To the extent that an ETMF operates in a master-feeder structure, applicants also

request relief permitting the ETMF Feeders to engage in in-kind creations and redemptions with

the applicable Master Fund. Applicants state that the customary section 17(a)(1) and 17(a)(2)

relief would not be sufficient to permit such transactions because the ETMF Feeders and the

applicable Master Fund could also be affiliated by virtue of having the same investment adviser.

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[33]   Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or a second-tier affiliate, for the purchase by the Acquiring Fund of Shares of the ETMF or (b) an affiliated person of an ETMF, or a second-tier affiliate, for the sale by the ETMF of its Shares to an Acquiring ETMF, may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

However, applicants believe that in-kind creations and redemptions between an ETMF Feeder and a Master Fund advised by the same investment adviser do not involve "overreaching" by an affiliated person. Such transactions would occur only at the ETMF Feeder's proportionate share of the Master Fund's net assets, and the Basket Instruments would be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund's NAV. Further, all such transactions would be effected with respect to the Basket and on the same terms with respect to all investors. Finally, such transactions would only occur as a result of, and to effectuate, a creation or redemption transaction between the ETMF Feeder and a third party investor. Applicants believe that the terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned and that the transactions are consistent with the general purposes of the Act.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A.   ETMF Relief

1.   As long as an ETMF operates in reliance on the requested order, its Shares will be listed on an Exchange.

2.   Neither the Trusts nor any ETMF will be advertised or marketed as an open-end investment company, a mutual fund or an ETF. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from an ETMF and tender those Shares for redemption to the ETMF in Creation Units only.

3.   The website for the ETMFs, which will be publicly accessible at no charge, will contain, on a per Share basis, for each ETMF, the prior Business Day's NAV; intraday high, low, average and closing trading prices (expressed as premiums/discounts to NAV); the midpoint of the highest bid and lowest offer prices as of the close of Exchange trading ("Closing Bid/Ask Midpoint") (expressed as a premium/discount to NAV); and the spread between the highest bid and lowest offer prices as of the close of Exchange trading ("Closing Bid/Ask Spread"). The website for the ETMFs also will contain charts showing the frequency distribution and range of values of trading prices, Closing Bid/Ask Midpoints and Closing Bid/Ask Spreads over time.

4.   The Adviser or any Subadviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the ETMF) to acquire any Basket Instrument for the ETMF through a transaction in which the ETMF could not engage directly.

B.   Section 12(d)(1) Relief

1.   The members of an Acquiring Fund's Advisory Group will not control (individually or in the aggregate) an ETMF (or, in the case of an ETMF Feeder, its Master Fund) within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's Subadvisory Group will not control (individually or in the aggregate) an ETMF (or, in the case of an ETMF Feeder, its Master Fund) within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of the ETMF, the Acquiring Fund's Advisory Group or the Acquiring Fund's Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an ETMF, it will vote its Shares of the ETMF in the same proportion as the vote of all other holders of such Shares. This condition does not apply to the Acquiring Fund's Subadvisory Group with respect to an ETMF

(or, in the case of an ETMF Feeder, its Master Fund) for which the Acquiring Fund Subadviser

or a person controlling, controlled by or under common control with the Acquiring Fund

Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

2.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or

potential investment by the Acquiring Fund in an ETMF to influence the terms of any services or

transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the ETMF (or, in

the case of an ETMF Feeder, its Master Fund) or an ETMF Affiliate.

3.   The board of directors or trustees of an Acquiring Management Company,

including a majority of the disinterested directors or trustees, will adopt procedures reasonably

designed to ensure that the Acquiring Fund Adviser and any Acquiring Fund Subadviser are

conducting the investment program of the Acquiring Management Company without taking into

account any consideration received by the Acquiring Management Company or an Acquiring

Fund Affiliate from an ETMF (or, in the case of an ETMF Feeder, its Master Fund) or an ETMF

Affiliate in connection with any services or transactions.

4.   Once an investment by an Acquiring Fund in the Shares of an ETMF exceeds the

limit in section 12(d)(1)(A)(i) of the Act, the Board of the ETMF, including a majority of the

disinterested directors or trustees, will determine that any consideration paid by the ETMF (or, in

the case of an ETMF Feeder, its Master Fund) to an Acquiring Fund or an Acquiring Fund

Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to

the nature and quality of the services and benefits received by the ETMF (or, in the case of an

ETMF Feeder, its Master Fund); (ii) is within the range of consideration that the ETMF (or, in

the case of an ETMF Feeder, its Master Fund) would be required to pay to another unaffiliated

entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply to any services

or transactions between an ETMF (or, in the case of an ETMF Feeder, its Master Fund) and its

investment adviser(s), or any person controlling, controlled by or under common control with

such investment adviser(s).

5.	No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in

its capacity as an investment adviser to an ETMF (or, in the case of an ETMF Feeder, its Master

Fund)) will cause an ETMF (or, in the case of an ETMF Feeder, its Master Fund) to purchase a

security in an Affiliated Underwriting.

6.	The Board of an ETMF (or, in the case of an ETMF Feeder, its Master Fund),

including a majority of the disinterested directors or trustees, will adopt procedures reasonably

designed to monitor any purchases of securities by the ETMF (or, in the case of an ETMF

Feeder, its Master Fund) in an Affiliated Underwriting, once an investment by an Acquiring

Fund in the securities of the ETMF exceeds the limit of section 12(d)(1)(A)(i) of the Act,

including any purchases made directly from an Underwriting Affiliate. The Board will review

these purchases periodically, but no less frequently than annually, to determine whether the

purchases were influenced by the investment by the Acquiring Fund in the ETMF. The Board

will consider, among other things: (i) whether the purchases were consistent with the investment

objectives and policies of the ETMF (or, in the case of an ETMF Feeder, its Master Fund);

(ii) how the performance of securities purchased in an Affiliated Underwriting compares to the

performance of comparable securities purchased during a comparable period of time in

underwritings other than Affiliated Underwritings or to a benchmark such as a comparable

market index; and (iii) whether the amount of securities purchased by the ETMF (or, in the case

of an ETMF Feeder, its Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the ETMF.

7. Each ETMF (or, in the case of an ETMF Feeder, its Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the ETMF exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

8. Before investing in an ETMF in excess of the limits in section 12(d)(1)(A), an Acquiring Fund and the ETMF will execute an Acquiring Fund Agreement stating that their boards of directors or trustees and their investment advisers, or Trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of an ETMF in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify the ETMF of the investment. At such time, the Acquiring Fund will also transmit to the ETMF a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the ETMF of any changes to the list of the names as soon as reasonably practicable after a change occurs.

The ETMF and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.   The Acquiring Fund Adviser, or Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation received from an ETMF (or, in the case of an ETMF Feeder, its Master Fund) by the Acquiring Fund Adviser, or Trustee, or Sponsor, or an affiliated person of the Acquiring Fund Adviser, or Trustee, or Sponsor, other than any advisory fees paid to the Acquiring Fund Adviser, or Trustee, or Sponsor, or its affiliated person by the ETMF (or, in the case of an ETMF Feeder, its Master Fund), in connection with the investment by the Acquiring Fund in the ETMF. Any Acquiring Fund Subadviser will waive fees otherwise payable to the Acquiring Fund Subadviser, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from an ETMF (or, in the case of an ETMF Feeder, its Master Fund) by the Acquiring Fund Subadviser, or an affiliated person of the Acquiring Fund Subadviser, other than any advisory fees paid to the Acquiring Fund Subadviser or its affiliated person by the ETMF (or, in the case of an ETMF Feeder, its Master Fund), in connection with any investment by the Acquiring Management Company in the ETMF made at the direction of the Acquiring Fund Subadviser. In the event that the Acquiring Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

10.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

11. No ETMF (or, in the case of an ETMF Feeder, its Master Fund) relying on the Section 12(d)(1) relief will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that the ETMF acquires such securities in compliance with section 12(d)(1)(E) of the Act or acquires shares of a Master Fund; or the ETMF (or, in the case of an ETMF Feeder, its Master Fund) (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act), or (b) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting such ETMF (or, in the case of an ETMF Feeder, its Master Fund) to (i) acquire securities of one or more investment companies for short-term cash management purposes or (ii) engage in interfund borrowing and lending transactions.

12. Before approving any advisory contract under section 15 of the Act, the board of each Acquiring Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contracts of any ETMF (or, in the case of an ETMF Feeder, its Master Fund) in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

By the Commission.

Kevin M. O'Neill
Deputy Secretary